Exhibit 99.1

Disclosure regarding tender offer from Form S-11 of American Realty Capital Trust, Inc.

Tender Offer

On or shortly after we list our shares of common stock on NASDAQ, we expect to commence an offer to purchase an amount in value of our shares of common stock between $200.0 million and $250.0 million from our stockholders. In accordance with the terms of the Tender Offer, we will select the lowest price, not greater than $11.00 nor less than $10.50 per share, that will allow us to purchase an amount in value of our shares of common stock as set forth in the tender offer documents (which will be between $200.0 million and $250.0 million), or a lower amount depending upon the number of shares of our common stock properly tendered and not withdrawn (based on the selection from three different tender price ranges within that range). We refer to this transaction as the Tender Offer. We expect that our Tender Offer, once commenced, will expire not less than 20 business days after it is commenced (unless we determine to extend the offer). Commencement of the Tender Offer is contingent on an amendment to our unsecured revolving credit facility with RBS Citizens, N.A. In order to comply with certain SEC regulatory requirements, the Tender Offer will expire not less than five business days prior to the date we enter into the underwriting agreement with the underwriters with respect to this offering. For pro forma purposes, we have assumed that we will acquire $200.0 million of shares of our common stock at a price per share of $10.75, which we believe is the probable result of our Tender Offer. Consummation of the Tender Offer is subject to certain conditions, including funding under our credit facility (as amended).

The full details of the Tender Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the Tender Offer. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the company with the SEC at the SEC’s website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from the company.